         As filed with the Securities and Exchange Commission on October 6, 2000
                                                      Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                FORM S-8 / S-3
                            REGISTRATION STATEMENT
(Including registration of shares for resale by means of a Form S-3 Prospectus)
                                     Under
                          The Securities Act of 1933
                            ______________________

                          NUANCE COMMUNICATIONS, INC.
            (Exact name of Registrant as specified in its charter)

                            ______________________

      Delaware                                                                     94-3238130
(State of incorporation)             1005 Hamilton Court            (I.R.S. Employer Identification Number)
                                     Menlo Park, CA 94025
                           (Address of principal executive offices)

                            ______________________

                                1998 STOCK PLAN

                           (Full title of the plans)
                            -----------------------

                                Ronald A. Croen
                     President and Chief Executive Officer
                          Nuance Communications, Inc.
                              1005 Hamilton Court
                             Menlo Park, CA 94025
                                (650) 847-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ----------------------

                                   Copy to:
                            Steven E. Bochner, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

=================================================================================================================================

                                                 CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                       Proposed                Proposed
               Title of                            Maximum              Maximum                 Maximum
              Securities                           Amount              Offering                Aggregate           Amount of
                 To be                              to be              Price Per               Offering           Registration
              Registered                        Registered               Share                   Price                Fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share
    Issued under the 1998 Stock Plan.........      168,450 Shares    $123.25    (1)         $20,761,462.50        $5,481.03

=================================================================================================================================

(1) Computed in accordance with Rule 457(h) under the Securities Act. Such computation is based on the average of the high and low prices on the Nasdaq National Market on September 29, 2000.

                               Explanatory Note

     This Registration Statement on Form S-8/S-3 ("Registration Statement") is being filed pursuant to General Instruction E to Form S-8 for the purpose of registering these additional shares of Common Stock, which have been issued under our 1998 Stock Plan and are of the same class of Common Stock for which a registration statement on Form S-8 (Registration No. 333-38532) is effective. The contents of our Registration Statement on Form S-8 (Registration No. 333-38532) are hereby incorporated by reference.
================================================================================

                               RESALE PROSPECTUS

                          NUANCE COMMUNICATIONS, INC.

                     UP TO 168,450 SHARES OF COMMON STOCK

        WHICH THE SELLING STOCKHOLDERS MAY RESELL UNDER THIS PROSPECTUS

                          __________________________

     The stockholders of Nuance Communications, Inc. listed in this prospectus may offer and resell up to 168,450 shares of our common stock under this prospectus for their own accounts. We will not receive any proceeds from the sale of these shares.

     These shares were acquired by the selling stockholders pursuant to the exercise of options to purchase shares of our common stock pursuant to our 1998 Stock Plan.

     The selling stockholders may offer their common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. These future prices are not currently known.

     Our common stock is quoted on the Nasdaq National Market under the symbol "NUAN". The last reported sale price of our common stock on the Nasdaq National Market on October 5, 2000 was $121.00.

                          __________________________

                      CONSIDER CAREFULLY THE RISK FACTORS
                    BEGINNING ON PAGE 3 IN THIS PROSPECTUS.

                          __________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          __________________________

               The date of this prospectus is October 6, 2000.

                               TABLE OF CONTENTS

                                  Prospectus

                                                                          Page
Nuance Communications, Inc..............................................     1
Risk Factors............................................................     1
Selling Stockholders....................................................    11
Plan of Distribution....................................................    13
Where to Find More Information About Nuance.............................    14
Information Incorporated By Reference...................................    14
Indemnification of Directors and Officers...............................    15

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Nuance common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares.

     In this prospectus, unless indicated otherwise, "Nuance," the "Company," "we," "us" and "our" refer to Nuance Communications, Inc. and its subsidiaries.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" in the documents incorporated by reference herein and located elsewhere in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. These statements relate to future plans, objectives, events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These forward-looking statements involve a number of risks and uncertainties and are only predictions. Our actual events or results may differ materially from any forward-looking statement. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before you invest in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could harm our business.

                          NUANCE COMMUNICATIONS, INC.

     We develop, market and support a voice interface software platform that makes the information and services of enterprises, telecommunications networks and the Internet accessible from any telephone. Our software platform consists of software servers that run on industry-standard hardware and perform speech recognition, natural language understanding and voice authentication. Speech recognition recognizes what a person says, natural language understanding derives the meaning of what is said, and voice authentication verifies the identity of a speaker based on the unique qualities of his voice. We offer a software developer's toolkit and software components to enable our customers and third parties to develop voice user interfaces that use our software platform. We also offer a range of consulting, support and educational services. We also currently have in beta form a voice browser, which is a software program that permits its users to interact with automated information and services using a graphical interface on a personal computer.

                                 RISK FACTORS

     This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment.

We have a history of losses. We expect to continue to incur losses and we may not achieve or maintain profitability.

     We have incurred losses since our inception, including a loss of approximately $6.9 million in 1998, $18.5 million in 1999 and $12.9 million in the six months ended June 30, 2000. As of June 30, 2000, we have an accumulated deficit of approximately $46.7 million. We expect to have net losses and negative cash flow for at least the next 18 months. We expect to spend significant amounts to enhance our products and technologies, expand international sales and operations and fund research and development. As a result, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

Voice interface software may not achieve widespread acceptance by businesses or telecommunications carriers, which could limit our ability to grow our business.

     The market for voice interface software is relatively new and rapidly evolving. Our ability to increase revenue in the future depends on the acceptance by both our customers and their end users of voice interface software. The adoption of voice interface software could be hindered by the perceived costs of this new technology, as well as the reluctance of enterprises that have invested substantial resources in existing call centers or touch-tone-based systems to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, we will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of voice interface software in general and our products in particular. If these efforts fail, or if voice interface software platforms do not achieve commercial acceptance, our business could be harmed.

     The continued development of the market for our products also will depend upon the:

     . widespread deployment of voice interface applications by third parties, which is driven by consumer demand for services having a voice user interface;

     . demand for new uses and applications of voice interface technology, including adoption of voice user interfaces by companies that operate web sites;

     . adoption of industry standards for voice interface and related technologies; and

     . continuing improvements in hardware technology that may reduce the costs of voice interface software solutions.

Our ability to accurately forecast our quarterly sales is limited, our costs are relatively fixed in the short term and we expect our business to be affected by seasonality. As a result, our quarterly operating results and our stock price may fluctuate.

     Our quarterly operating results have varied significantly in the past and we expect that they will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

     . delays in customer orders due to the complex nature of large telephony systems and the associated implementation projects;

     . timing of product deployments and completion of project phases, particularly for large orders;

     . delays in recognition of software license revenue in accordance with applicable accounting principles;

     . our ability to develop, introduce, ship and support new and enhanced products, such as our voice browser and new versions of our software platform, that respond to changing technology trends in a timely manner and our ability to manage product transitions;

     .   current and future changes to our pricing model;

     .   the utilization rate of our professional services employees; and

     . the amount and timing of increases in expenses associated with our growth.

     Due to these factors, and because the market for our voice interface software platform is new and rapidly evolving, our ability to accurately forecast our quarterly sales is limited. In addition, most of our costs are for employees and facilities, which are relatively fixed in the short term. If we have a shortfall in revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of these employees and facilities. As a result, our quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of our common stock.

     In addition, we expect to experience seasonality in the sales of our products. For example, we anticipate that sales may be lower in the first quarter of each year due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. We also expect that sales may decline during summer months, particularly in Asian and European markets. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results. Because we have limited operating results, it is difficult for us to evaluate the degree to which this seasonality may affect our business.

Our products can have a long sales and implementation cycle and, as a result, our quarterly operating results and our stock price may fluctuate.

     The sales cycles for our products are generally three to six months but may be shorter or longer depending on the size and complexity of the order, the amount of services to be provided by us and whether the sale is made directly by us or indirectly through a value added reseller or systems integrator.

     Purchase of our products requires a significant expenditure by a customer. Accordingly, the decision to purchase our products typically requires significant pre-purchase evaluation. We may spend significant time educating and providing information to prospective customers regarding the use and benefits of our products. During this evaluation period, we may expend substantial sales, marketing and management resources.

     In addition, during any quarter we may receive a number of orders that are large relative to our total revenues for that quarter or subsequent quarters. For example, we received a large order during the quarter ended June 30, 1998 which caused significant fluctuations in our license revenue during the quarters ended June 30, 1998 through March 31, 1999 as the revenue associated with this order was recognized.

     After purchase, it may take substantial time and resources to implement our software and to integrate it with our customers' existing systems. If we are performing professional services in connection with the implementation that are essential to the functionality of the software, we recognize license and services revenue on a percentage of completion method. In cases where the contract specifies milestones or acceptance criteria, we may not be able to recognize license or services revenue until these conditions are met. We have in the past and may in the future experience unexpected delays in recognizing revenue. Consequently, the length of our sales and implementation cycles and the varying order amounts for our products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause our stock price to be volatile or to decline.

Our failure to respond to rapid change in the market for voice interface software could cause us to lose revenue and harm our business.

     The voice interface software industry is relatively new and rapidly evolving. Our success will depend substantially upon our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If we are unable to develop new products and enhanced functionalities or technologies to adapt to these changes, or if we cannot offset a decline in revenue from existing products with sales of new products, our business would suffer.

     Commercial acceptance of our products and technologies will depend, among other things, on:

     . the ability of our products and technologies to meet and adapt to the needs of our target markets;

     . the performance and price of our products and our competitors' products; and

     . our ability to deliver customer service directly and through our resellers.

Our products are not 100% accurate at recognizing speech or authenticating speaker identities and we could be subject to claims related to the performance of our products. Any claims, whether successful or unsuccessful, could result in significant costs and could damage our reputation.

     Speech recognition, natural language understanding and authentication technologies, including our own, are not 100% accurate. Our customers, including several financial institutions, use our products to provide important services to their customers, including transferring funds to accounts and buying and selling securities. Any misrecognition of voice commands or incorrect authentication of a user's voice in connection with these financial or other transactions could result in claims against us or our customers for losses incurred. Although our contracts typically contain provisions designed to limit our exposure to liability claims, a claim brought against us for misrecognition or incorrect authentication, even if unsuccessful, could be time-consuming, divert management's attention, result in costly litigation and harm our reputation. Moreover, existing or future laws or unfavorable judicial decisions could limit the enforceability of the limitation of liability, disclaimer of warranty or other protective provisions contained in our contracts.

Any software defects in our products could harm our business and result in litigation.

     Complex software products such as ours may contain errors, defects and bugs. With the planned release of any product, we may discover these errors, defects and bugs and, as a result, our products may take longer than expected to develop. In addition, we may discover that remedies for errors or bugs may be technologically unfeasible. Delivery of products with undetected production defects or reliability, quality, or compatibility problems could damage our reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to our customers. We could be required to expend significant capital and other resources to remedy these problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs could bring claims against us which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and payment of damages.

Our current and potential competitors, some of whom have greater resources and experience than we do, may develop products and technologies that may cause demand for, and the prices of, our products to decline.

     A number of companies have developed, or are expected to develop, products that compete with our products. Competitors in the voice interface software market include IBM, ITT Industries, Lernout and Hauspie Speech Products, Locus Dialogue, Lucent Technologies, Philips Electronics, SpeechWorks International and T-NETIX. We expect additional competition from other companies such as Microsoft, who has recently made investments in, and acquired, voice interface technology companies. Furthermore, our competitors may combine with each other, and other companies may enter our markets by acquiring or entering into strategic relationships with our competitors. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the abilities of their advanced speech and language technology products to address the needs of our prospective customers.

     Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and future competition may harm our business.

We depend on resellers for a significant portion of our sales. The loss of a key reseller would limit our ability to sustain and grow our revenue.

     In 1998, 31% of our revenue was achieved by indirect sales through resellers. The percentage of revenue through indirect sales increased to 56% in 1999 and to 66% for the six months ended June 30, 2000. One reseller in particular, Periphonics--a Nortel Networks Company, accounted for 19% of our revenue in 1998, 25% of our revenue in 1999 and 29% of our revenue in the six months ended June 30, 2000. We intend to continue to rely on resellers for a substantial portion of our sales in the future. As a result, we are dependent upon the continued viability and financial stability of our resellers, as well as upon their continued interest and success in selling our products. The loss of a key reseller or our failure to develop new and viable reseller relationships could limit our ability to sustain and grow our revenue. Significant expansion of our internal sales force to replace the loss of a key reseller would require increased management attention and higher expenditures.

     Our contracts with resellers generally do not require a reseller to purchase our products. We cannot guarantee that any of our resellers will continue to market our products or devote significant resources to doing so. In addition, we may, from time to time, terminate some of our relationships with resellers. Any termination could have a negative impact on our business and result in threatened or actual litigation. These resellers possess confidential information concerning our products, product release schedules and sales, marketing and reseller operations. Although we have nondisclosure agreements with our resellers, we cannot guarantee that any reseller would not use our confidential information in competition with us or otherwise.

     We have begun the process of amending our value-added reseller agreements with our resellers to account for our new per-port pricing model. If resellers do not place orders with us during or after this process, our business could be harmed. If our resellers do not successfully market and sell our products for these or any other reasons, our sales could be adversely affected and our revenue could decline.

We depend on a limited number of customer orders for a substantial portion of our revenue during any given period. Loss of, or delays in, a key order could substantially reduce our revenue in any given period and harm our business.

     We derive a significant portion of our software license revenue in each quarter from a limited number of customers. For example, for the year ended December 31, 1998, five customers accounted for 82% of our revenue. Similarly, in 1999, five customers accounted for 67% of our revenue, and for the six months ended June 30, 2000, five customers comprised 57% of our total revenue.

     In the same periods, customers exceeding 10% of total revenue were:

     . Periphonics -- a Nortel Networks Company, who, acting as a reseller, accounted for 19% of total revenue for 1998, 25% of total revenue for 1999 and 29% of total revenue for the six months ended June 30, 2000;

     . Motorola, a stockholder of Nuance, who accounted for 15% of total revenue for 1998;

     . Fidelity, a stockholder of Nuance, who accounted for 32% of total revenue for 1998 and 20% of total revenue for 1999; and

     . Edify, a subsidiary of S1 Corporation, who, acting as a reseller, accounted for 12% of total revenue for the six months ended June 30, 2000.

     We expect that a limited number of customers and customer orders will continue to account for a substantial portion of our revenue in a given period. Generally, customers who make large purchases from us are not expected to make subsequent, equally large purchases in the short term. As a result, if we do not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, our revenue could be adversely affected.

Sales to customers outside the United States account for a significant portion of our revenue, which exposes us to risks inherent in international operations.

     International sales represented approximately 33% of our revenue in 1997, 18% in 1998, 21% in 1999 and 41% in the six months ended June 30, 2000. We are subject to a variety of risks associated with conducting business internationally, any of which could harm our business. These risks include:

     .   difficulties and costs of staffing and managing foreign operations;

     . the difficulty in establishing and maintaining an effective international reseller network;

     . the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;

     .   political and economic instability outside the United States;

     .   import or export licensing and product certification requirements;

     . tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

     .   potential adverse tax consequences, including higher marginal rates;

     .   unfavorable fluctuations in currency exchange rates; and

     . limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

In order to increase our international sales, we must develop localized versions of our products. If we are unable to do so, we may be unable to grow our revenue and execute our business strategy.

     We intend to expand our international sales, which requires us to invest significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of our products that allow end users to speak the local language or dialect and be understood and authenticated. If we fail to develop localized versions of our products, our ability to address international market opportunities and to grow our business will be limited.

If the standards we have selected to support are not adopted as the standards for voice interface software, businesses might not use our voice interface software platform for delivery of applications and services.

     The market for voice interface software is new and emerging and industry standards have not been established yet. We may not be competitive unless our products support changing industry standards. We have chosen to support one emerging standard, VoiceXML, in some of our products. If our software products and associated tools do not adequately meet the marketplace's demand for VoiceXML support, or if a standard emerges in place of or in addition to VoiceXML, whether through adoption by official standards committees or widespread usage, costly and time consuming redesign of our products could be required. If these standards become widespread and our products do not support them, our customers and potential customers may not purchase our products. Multiple standards in the marketplace could also make it difficult for us to ensure that our products will support all applicable standards, which could in turn result in decreased sales of our products.

We may encounter difficulties in managing our growth, which could prevent us from executing our business strategy.

     Our rapid growth has placed, and continues to place, a significant strain on our resources. To accommodate this growth, we must continue to upgrade a variety of operational and financial systems, procedures and controls and hire additional employees to support increased business and product development activity. This has resulted in increased responsibilities for our management. Our systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial and management information systems, or to hire, train, motivate or manage our employees, our business could be harmed.

Any inability to adequately protect our proprietary technology could harm our ability to compete.

     Our future success and ability to compete depends in part upon our proprietary technology and our trademarks, which we attempt to protect with a combination of patent, copyright, trademark and trade secret laws, as well as with our confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

     We currently have one issued patent. There is no guarantee that patents will be issued with respect to our current or future patent applications. Any patents that are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Our intellectual property may not be adequate to provide us with competitive advantage or to prevent competitors from entering the markets for our products. Additionally, our competitors could independently develop non-infringing technologies that are competitive with, equivalent to, and/or superior to our technology. Monitoring infringement and/or misappropriation of intellectual property can be difficult, and there is no guarantee that we would detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations. Further, we license our products internationally, and the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Third parties could obtain licenses from SRI International relating to voice interface technologies and develop technologies to compete with our products, which could cause our sales to decline.

     Upon our incorporation in 1994, we received a license from SRI International to a number of patents and other proprietary rights, including rights in software, relating to voice interface technologies developed by SRI International. This license was exclusive until December 1999, when we chose to allow the exclusivity to lapse. As a result, SRI International may license these patents and proprietary rights to our competitors. If a license from SRI International were to enable third parties to enter the markets for our products and services or to compete more effectively, we could lose market share and our business could suffer.

Our products may infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

     The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain injunctions, which could prevent us from selling our products. Furthermore, former employers of our employees may assert that these employees have improperly disclosed confidential or proprietary information to us. Any of these results could harm our business. We may be increasingly subject to infringement claims as the number of, and number of features of, our products grow.

If we are unable to hire and retain technical, sales and marketing and operational employees, our business could be harmed.

     We intend to hire a significant number of employees, including software engineers, sales and marketing employees and operational employees. Competition for hiring these individuals is intense, especially in the San Francisco Bay Area where we are headquartered, and we may not be able to attract, assimilate, or retain additional highly qualified employees in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

We rely on the services of our key employees, whose knowledge of our business and technical expertise would be difficult to replace.

     We rely upon the continued service and performance of a relatively small number of key technical and senior management employees. Our future success depends on our retention of these key employees, such as Ronald Croen, our Chief Executive Officer. None of our key technical or senior management employees are bound by employment agreements, and, as a result, any of these employees could leave with little or no prior notice. If we lose any of our key technical and senior management employees, our business could be harmed. We do not have key person life insurance policies covering any of our employees.

Our stock price is volatile, and you may not be able to resell your shares at or above the price you pay for the shares.

     In recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, has experienced extreme price and trading volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Some of our existing stockholders can exert control over Nuance and may not make decisions that are in the best interests of all stockholders.

     Our executive officers and directors, their affiliates and other current principal stockholders together control approximately 42% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Nuance, even when a change in control may be in the best interests of other stockholders. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, these controlling stockholders could cause us to enter into transactions or agreements which we would not otherwise consider.

Our charter and bylaws and Delaware law contain provisions which may delay or prevent a change of control of Nuance.

     Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Nuance. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     .   the division of the board of directors into three separate classes;

     .   the elimination of cumulative voting in the election of directors;

     . prohibitions on our stockholders from acting by written consent and calling special meetings;

     . procedures for advance notification of stockholder nominations and proposals; and

     . the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     We are subject to the anti-takeover provisions of the Delaware General Corporation Law, including Section 203, which may deter potential acquisition bids for our company. You should read the "Description of Capital Stock" for a discussion of how Section 203 operates. Under Delaware law, a corporation may opt out of Section 203. We do not intend to opt out of the provisions of
Section 203.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies, and the anticipated benefits of those acquisitions may never be realized.

     We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no material acquisitions or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

     . difficulties in assimilating the operations and employees of acquired companies;

     .   diversion of our management's attention from ongoing business concerns;

     . our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

     .   additional expense associated with amortization of acquired assets;

     .   maintenance of uniform standards, controls, procedures and policies;
         and

     . impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management employees.

     We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

Future sales of our common stock could cause the price of our shares to decline.

     Our common stock began trading on the Nasdaq National Market on April 13, 2000. However, to date there have been a limited number of shares trading in the public market. Some of our current stockholders own restricted securities which will become available for sale in the future. Approximately 3,889,053 shares held by these stockholders (including the 168,450 shares offered by this prospectus) will be available for sale in the public market beginning on October 10, 2000. An additional 48,917 shares will be available for sale beginning November 5, 2000, 188,889 shares will be available for sale in the public market beginning on December 14, 2000 and 19,413,438 shares will be available for sale beginning on December 26, 2000. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Underwriting" and "Shares Eligible for Future Sale" in our Prospectus dated September 26, 2000.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and equipment which could require us to curtail or cease operations.

     Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and are vulnerable to damage from earthquakes. In October 1989, a major earthquake that caused significant property damage and a number of fatalities struck this area. We are also vulnerable to damage from other types of disasters, including fire, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be seriously, or potentially completely, impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

We do not intend to pay dividends on our common stock.

     We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future. You should read the "Dividend Policy" section for a discussion of our dividend policy.

                              SELLING STOCKHOLDERS

     The selling stockholders acquired ownership of all the shares listed below through the exercise of stock options granted under our 1994 Flexible Stock Incentive Plan and our 1998 Stock Plan. In accordance with Item 507 of Regulation S-K, the following table shows in each case as of September 30, 2000:

     .  the name of each selling stockholder;

     .  how many shares the selling stockholder owns prior to the offering;

     . how many shares the selling stockholder can resell under this prospectus; and

     . assuming a selling stockholder sells all shares listed next to his or her name, how many shares the selling stockholder will own after completion of the offering.

     Nuance may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.


                                                                                            Shares Which
                                                                                            May Be Sold
                                                                     Shares                  Under This          Shares Owned
                      Selling Stockholder                            Owned                   Prospectus         After Offering
------------------------------------------------------------   ------------------         ----------------    ------------------
Rajeev Agarwal(1)                                                   12,500                       12,500                   -
Jeff Bergan(1)                                                      15,000                       10,000               5,000
Guellermina Castellanos(1)                                          10,000                       10,000                   -
Kevin Chatow(1)                                                     12,000                       12,000                   -
Pu Cheng(1)                                                          3,000                        3,000                   -
Paul Constantinides(1)                                               5,500                        5,500                   -
David Copp(1)                                                        1,750                        1,750                   -
Patrick Day(1)                                                       1,000                        1,000                   -
Daniel Enthoven(1)                                                  40,000                        5,000              35,000
John Froman(1)                                                       3,500                        3,500                   -
Jean Giarusso(1)                                                     1,000                        1,000                   -
Greg Green(1)                                                        1,250                        1,250                   -
Helen Hsiu(1)                                                        8,000                        8,000                   -

                                                                                            Shares Which
                                                                                            May Be Sold
                                                                     Shares                  Under This          Shares Owned
                      Selling Stockholder                           Owned (1)                Prospectus         After Offering
------------------------------------------------------------   ------------------         ----------------    ------------------
Peter Huynh(1)                                                         5,400                        400                5,000
Elena Konstantinova(1)                                                 4,472                      4,472                    -
Lisa Ma(1)                                                               400                        400                    -
Laura Marino-Schrier(1)                                               11,000                     11,000                    -
Evan Matteo(1)                                                        12,813                      2,813               10,000
Ian Menzies(1)                                                         2,000                      2,000                    -
Mark Mintz(1)                                                          1,875                      1,875                    -
Christine Nagato(1)                                                    9,000                      9,000                    -
Olympia D. Nguyen(1)                                                   2,500                      2,500                    -
Heidi Nielsen(1)                                                       3,000                      3,000                    -
Kathy Nyrop(2)                                                         1,000                      1,000                    -
Cathy Pearl(1)                                                         1,500                      1,500                    -
Rhonda Racine(1)                                                       4,445                      4,445                    -
Max Ritter(1)                                                          1,100                      1,100                    -
Michael E. Ross(1)                                                     3,125                      3,125                    -
Michael Schuster(1)                                                    1,500                      1,500                    -
Sangeeta Sinha(1)                                                        750                        750                    -
Donna Allen Taylor(3)                                                 10,000                     10,000                    -
Madhavan Thirumalaj(1)                                                13,820                     13,820                    -
Ann Thyme-Gobbel(1)                                                    1,250                      1,250                    -
Eric Tober(1)                                                            500                        500                    -
James White(1)                                                        12,500                     12,500                    -
Innessa Zatulovsky(1)                                                  2,500                      2,500                    -
Torsten Zeppenfeld(1)                                                 17,500                      2,500               15,000

________________________

(1) As of the date of this prospectus, the selling stockholder is employed by the Company.
(2)  The Selling Stockholder was a consultant to the Company.
(3) As of the date of this prospectus, Donna Allen Taylor serves as our Vice President, Human Resources and Chief People Officer.

                              PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that they intend to sell all or a portion of the shares offered hereby from time to time in the Nasdaq National Market and that sales will be made at prices prevailing in the Nasdaq National Market at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the selling stockholders may choose to dispose of the shares offered hereby by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the selling stockholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if such broker acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that Regulation M promulgated under the Exchange Act may apply to sales in the market and has informed them of the possible need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

     Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of shares involved, the price at which such shares were sold by the selling stockholders, the commissions paid or discounts or concessions allowed by the selling stockholders to such broker-dealer(s), and where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus.

     Any securities covered by this prospectus which qualify for sale pursuant to Rules 144 and 701 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed to be our "affiliate, is entitled to sell within any three month period "restricted shares" beneficially owned by him or her in an amount that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in shares of common stock during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from us or our affiliate.
Sales are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding us. However, a person who has not been our "affiliate" at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least one year has elapsed since such shares were acquired from us or our affiliate. In general, under Rule 701 as currently in effect, any employee, consultant or advisor of us who purchases shares from us in connection with a compensatory stock or option plan or other written agreement related to compensation is eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered hereunder.

                  WHERE TO FIND MORE INFORMATION ABOUT NUANCE

     We file special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

     This prospectus contains information concerning the Company and the sale of its Common Stock by the Selling Stockholders, but does not contain all the information set forth in the Registration Statement on Form S-8/S-3 (the "Registration Statement") which the Company has filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and such statement shall be deemed qualified in its entirety by reference thereto. The Registration Statement, including various exhibits, may be obtained upon payment of the fee prescribed by the SEC, or may be examined without charge at the SEC's office in Washington, D.C.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders sell all the shares. This prospectus is part of a Registration Statement we filed with the SEC. The documents we incorporate by reference are:.

     (1) Nuance's Registration Statement on Form S-1 (File No. 333-45128) as declared effective on September 26, 2000;

     (2) Nuance's Registration Statement on Form S-8 (File No. 333-38532) filed June 2, 2000; and

     (3) The description of the Nuance's Common Stock contained in the Company's Registration Statement on Form 8-A, filed on April 3, 2000.

     We also incorporate by reference all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Nuance Communications, Inc., 1005 Hamilton Court, Menlo Park, California; the telephone number is (650) 847-0000.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Nuance's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

     Nuance's Bylaws provides for the indemnification of officers, directors and third parties to the fullest extent permissible under Delaware Law, which provisions are deemed to be a contract between Nuance and each director and officer who serves in such capacity while such bylaw is in effect.

     Nuance has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     Insofar as indemnification by Nuance for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Nuance pursuant to the provisions referenced in Prospectus or otherwise, Nuance has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Nuance of expenses incurred or paid by a director, officer, or controlling person of Nuance in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, Nuance will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             NUANCE COMMUNICATIONS

                       REGISTRATION STATEMENT ON FORM S-8

                                    PART II

Item 3.  Incorporation of Documents by Reference.

     There are hereby incorporated by reference into this Registration Statement the following documents and information heretofore filed by Nuance Communications (the "Registrant") with the Securities and Exchange Commission (the "Commission"):

     (1) Nuance's Registration Statement on Form S-1 (File No. 333-45128) as declared effective on September 26, 2000;

     (2) Nuance's Registration Statement on Form S-8 (File No. 333-38532) filed June 2, 2000; and

     (3) The description of the Nuance's Common Stock contained in the Company's Registration Statement on Form 8-A, filed on April 3, 2000.

     All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

Item 4. Description of Securities.

     Not applicable.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that:
(1) the Registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;
(3) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (4) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to the directors, executive officers and employees who benefit from these protections.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, these indemnity agreements provide that parties to the indemnification agreements will be indemnified to the fullest possible extent not prohibited by law against any and all expenses (including any federal, state, local or foreign taxes imposed on the indemnitee as a result of the actual or deemed receipt of any payments under the indemnification agreement), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Registrant, which approval shall not be unreasonably withheld), actually and reasonably incurred in relation to the indemnitee's position as a director, officer, employee, agent or fiduciary of the Registrant, or any subsidiary of the Registrant, or in relation to the indemnitee's service at the request of the Registrant as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or in relation to indemnitee's action or inaction while serving in such a capacity. The Registrant will not be obligated pursuant to the indemnity agreements or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or crossclaim, except with respect to proceedings specifically authorized by its Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, its Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement;
(3) with respect to any proceeding brought by the Registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of (S) 16(b) of the Securities Exchange Act of 1934 and related laws; (5) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the Registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the Registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Certificate of Incorporations, Bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the 1933 Act.

     The Registrant has obtained directors and officers insurance providing indemnification for certain of its directors, officers, affiliates, partners or employees for certain liabilities.

Item 7. Exemption from Registration Claimed.

     The issuance of the shares being offered by the Form S-3 resale prospectus were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 8. Exhibits.


           Exhibit
           Number                       Description
        ----------- --------------------------------------------------------
           3.3*     Restated Certificate of Incorporation of Registrant.

           3.5*     Bylaws of Registrant.

          10.2*     1998 Stock Plan.

          23.1      Consent of Arthur Andersen LLP, Independent Auditors.

          24.1      Power of Attorney (see page II-5).
        ___________
        * Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-96217), filed with the Securities and Exchange Commission on February 4, 2000.

Item 9. Undertakings.

     (a)  The Registrant hereby undertakes:

          (i) To file, during any period which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (ii) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to law, the Registrant's Restated Certificate of Incorporation, Bylaws or indemnification agreements, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this day of October 6, 2000.

                                        NUANCE COMMUNICATIONS, INC.

                                        By: /s/ Graham Smith
                                            -------------------------------
                                                Graham Smith
                                                Vice President,
                                                Chief Financial Officer and
                                                Assistant Secretary

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald A. Croen and Graham Smith, and each of them, as his attorney-in-fact, with full power of substitution in each, for him in any and all capacities to sign any amendments to this registration statement on Form S-8/S-A, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                     Title                                    Date
              ---------                                     -----                                    ----
/s/ Ronald Croen                           President and Chief Executive Officer               October 6, 2000
--------------------------------           (Principal Executive Officer)
Ronald Croen

/s/ Graham Smith                           Vice President, Finance, Chief Financial            October 6, 2000
--------------------------------           Officer and Assistant Secretary (Principal
Graham Smith                               Financial Officer and Accounting Officer)

/s/ Yogen Dalal                            Director and Chairman of the Board                  October 6, 2000
--------------------------------
Dr. Yogen Dalal

/s/ Curtis Carlson                         Director                                            October 6, 2000
--------------------------------
Dr. Curtis Carlson

/s/ Alan Herzig                            Director                                            October 6, 2000
--------------------------------
Alan Herzig

/s/ Gary Morgenthaler                      Director                                            October 6, 2000
--------------------------------
Gary Morgenthaler

/s/ Philip Quigley                         Director                                            October 6, 2000
--------------------------------
Philip Quigley

                               INDEX TO EXHIBITS


     Exhibit
     Number                           Description
     ------      ----------------------------------------------------------
       3.3*      Restated Certificate of Incorporation of Registrant.
       3.5*      Bylaws of Registrant.
      10.3*      1998 Stock Plan.
      23.1       Consent of Arthur Andersen LLP, Independent Auditors.
      24.1       Power of Attorney (see page II-4).

  __________
  * Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-96217), filed with the Securities and Exchange Commission on February 4, 2000.